DEXIA

Group

The Secretary-General

SEC MAIL RECEIVED PROCESSING
JUN 20 2002
WASH. D.C. 155 SECTION

Securities and Exchange Commission
Division of Corporation Finan[redacted]
Room 3094 (3-6)
405 Fifth Street
Washington, D.C. 20549
U.S.A.

02042063

SUPPL

June 7th, 2002

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia on:

- May 23rd, 2002
- June 6th, 2002

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any questions.

Yours faithfully

p.o. E. du Roy de Blicquy
Secretary General

dlw 6/26

PRESS RELEASE

DEXIA

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

06/06/2002
1 PAGE

«MEDIA»
«NOM»

Dexia Group, via Dexia BIL, has acquired a majority interest in the Hong Kong operations of The Bank of N.T. Butterfield & Son Limited

Dexia Group has announced further international developments of its wealth management services, one of its three strategic business activities. Through its subsidiary, Dexia Banque Internationale à Luxembourg (Dexia BIL), it has acquired a controlling interest in N.T. Butterfield Holdings (Bermuda) Limited from The Bank of N.T. Butterfield & Son Limited, Bermuda.

The underlying businesses of the company are:

- Butterfield Trust (Hong Kong) Limited, specializing in the administration and custody of investment funds, pension funds and trusts
- Butterfield Corporate Services (Hong Kong) Limited, specializing in corporate management services and registrar/transfer agency services to unit trusts and mutual funds

It is planned that the business of Bank of Butterfield, Hong Kong Branch, which operates under a restricted bank licence to service the above businesses, will be transferred to Dexia BIL, Hong Kong Branch as soon as the latter has received regulatory approval from the Hong Kong Monetary Authority.

Bank of Butterfield first established its presence in Hong Kong in 1986. The business has grown steadily since that time and Butterfield Trust (Hong Kong) Limited has assets under administration of over USD 3 billion. Butterfield Trust is one of the leading trustees and administrators in the pension and investment fund business in Hong Kong.

Dexia BIL, through its business line Dexia Fund Services , is a significant player in the Fund Administration industry in Europe, primarily due to its dominant position in Luxembourg, Europe's largest fund administration market. Dexia Fund Services also operates in other key European centers including Dublin, Madrid, Milan, Brussels and Paris. In Asia, Dexia currently has a strong and growing business in Singapore where Dexia Trust Services is one of the most significant players.

The Agreement was finalized on 6 June 2002. A change of name to reflect the Dexia interest will shortly be announced; however, there will be no change to the current management and personnel.

The goal is to combine the resources of Dexia BIL with the existing operations to enhance service to a growing international client base and to capture a bigger share of the Pension and Fund Administration market in Hong Kong.

PRESS RELEASE

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.30 PM
23/05/2002 5 PAGES

«MEDIA»
«NOM»

First quarter 2002

- **NET INCOME: EUR 397 MILLION (+18.9% COMPARED WITH Q4 2001)**
- **EARNINGS PER SHARE: EUR 0.343 (+17.1% COMPARED WITH Q4 2001)**
- **ANNUALIZED RETURN ON EQUITY[1]: 20.1% (17.6% IN Q4 2001)**
- **INCREASED VOLUMES OF BUSINESS THROUGHOUT THE GROUP**

n EUR mios)	*1st Quart. 2002*	*4th Quart. 2001[1]*	**Change**	**Change Underlying[2]**	*1st Quart. 2001[1]*	**Change[3]**
Revenues	*1,333*	*1,403*	- 5.0%	-6.8%	*1,109*	+20.2%
Operating expenses	*-797*	*-941*	-15.3%	-5.4%	*-536*	+48.7%
Cost of risk	*-29*	*-118*	-75.4%	-73.1%	*-28*	+ 3.6%
Operating Income	*507*	*344*	+47.4%	+6.9%	*545*	- 7.0%
Net gains and write downs on LT investments	*33*	*-47*	ns		*52*	-34.6%
Amortization of Goodwill	*-13*	*-13*	0%		*-12*	+8.3%
Taxes	*-117*	*-23*	ns		*-198*	-40.9%
Net earnings from equity accounted companies	*19*	*15*	+26.7%		*10*	+90.0%
Allocation (-) or write-back (+) to the GBBR	*-5*	*85*	ns		*-6*	-16.7%
Minority interests	*28*	*28*	0%		*15*	+86.7%
Net income	*397*	*334*	+18.9%	+3.4%	*376*	+5.6%

Following the meeting of its Board of Directors on May 23, 2002, the Dexia group reported continued growth of its business and increased earnings.

Commenting on the results, Pierre Richard, CEO and Chairman of the Management Board, said:

"Once again, Dexia has met its objectives to achieve further growth. This was made possible, first, through the strategy of maintaining a balanced portfolio of businesses. Thus we benefited from the excellent performance of the group's first business line during this quarter, even though the other two business lines continued to suffer from the effects of a poor environment. On the other hand, we worked diligently to control our costs – one of our two strategic priorities for 2002: our efforts

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[1] After accounting restatements of the renting activities in 1st and 4th Quarter 2001, and of the savings deposits premiums in the 1st quarter 2001.

[2] excluding exceptional and non-recurring items; no change was made to the scope of consolidation between Q4 01 and Q1 02, other than the increase of Dexia's stake in Dexia Crediop from 60% to 70% in 2002.

were rewarded in the first quarter, and this will continue. Finally, the considerable reduction in the cost of risk, which is now back to a level more usual for Dexia, demonstrates the group's determination to maintain a particularly low risk profile, distinguishing it from the rest of the industry.

"We are also actively pursuing our second strategic priority for 2002, the integration of Artesia. It is now irreversible, the legal merger having taken place in April, and we are beginning to see the results we expect."

I New growth in net income in the 1st quarter 2002

Net income in the first quarter of 2002 was EUR 397 million, 18.9% more than in the fourth quarter of 2001. Excluding exceptional items, the increase was 3.4%. This result reflects favorable underlying operating trend across the group.

Revenues, at EUR 1,333 million, declined 5.0% compared to their level in the fourth quarter of 2001. Excluding exceptional and non-recurring revenues, the reduction was 6.8%. It reflects sluggish markets that affected retail financial services and investment management services, but it also takes place in the context of the integration of the new acquisitions in Belgium and the Netherlands.

Operating expenses were EUR 797 million, a sharp reduction from those of the fourth quarter 2001 (-5.4% excluding exceptional items). This stems directly from management's determination to contain 2002 costs below the pro-forma base level of EUR 3,304 million incurred for the full year 2001. At this stage, objectives are exceeded.

Cost of risk amounted to EUR 29 million, reflecting a very substantial (75.4%) decrease compared to the fourth quarter of 2001 and bringing it near the EUR 28 million recorded in the first quarter of 2001, when the group's scope was not as wide and, in particular, did not include Artesia. The cost of risk's rate, which is now 0.06% of outstandings on an annual basis, has thus returned to the vicinity of the levels historically seen at Dexia, which contrast with the average of the European banking sector (0.53% in 2001).

Operating income rose to EUR 507 million, an underlying increase of 6.9% from operating income in the fourth quarter 2001.

Net gains and write-downs on long term investments rose to + EUR 33 million in the first quarter of 2002 due to gains realized from the sales of some non-strategic holdings as well as one transaction in Artesia's portfolio, which alone released a gain of EUR 15 million.

Allocation to GBRR was EUR 5 million, compared with EUR 6 million in the first quarter 2001. In the fourth quarter, EUR 85 million was written back as part of Artesia's integration.

Return on equity (ROE) [4] rose to 20.1% on an annual basis. It was 17.6% in the fourth quarter of 2001.

Earnings per share (EPS) grew 17.1% to EUR 0.343, compared with EUR 0.293 in the fourth quarter of 2001.

Group Tier One Ratio was 9.3%, unchanged from that of the end of 2001.

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3 In the first quarter 2001, Artesia, Kempen, Fin. Opale, Dexia Sabadell, OSM and Ely FM were not consolidated; the percentage change against the underlying "pro-forma" (including these acquisitions) would have been, respectively: Revenues –6.0%; Operating expenses +0.3%; Cost of risk –37.1%; Operating Income –12.8%; Net income +2.2%. Given the fact that neither Artesia nor Financière Opale have released quarterly accounts as of March 31, 2001, the "pro-forma" 1st quarter 2001 for these two companies has been taken as 50% of their 1st half 2001 results.

II Activity and Results of the business lines

These results were achieved in the general context of a slowdown in the economy and uncertain or sluggish markets. Two of the group's business lines, Retail Financial Services and Investment Management Services, have suffered from this context. The others, in contrast, were not affected by this and reported very satisfactory growth. The impact of the fluctuation of the economy on Dexia is strongly lessened by the nature of its businesses and their relative weight in the global portfolio of the group's activities.

- **In the group's first business line,** activity held up very well. Long term outstandings rose to EUR 123.4 billion at the end of March 2002, an increase of 8.0% over 12 months[5]. In the ***local public sector***, growth was seen in all the markets where the group is active, but especially in the USA (+38.7%), and in Italy (+11.5%). ***Project finance*** has also increased (+4.5% in one year excluding Artesia) to reach EUR 14.3 billion. Along with this, ***short term loans*** stand at EUR 15.4 billion (14.5% more than at the end of 2001). In addition, existing ***customer deposits and assets*** also increased strongly (+5.7% since the end of 2001) to reach EUR 17.3 billion. ***Insurance*** business, particularly for employees of the public sector, led by Dexia-Sofaxis, DVV insurance, and Dexia Prévoyance, also rose, with premiums for the first quarter of 2002 3.1% higher than those for the first quarter of 2001. Finally, the excellent performance of ***FSA*** (Financial Security Assurance)should be noted: the present value of premiums written (including both municipal and asset-backed businesses) was US$ 175 million, compared with US$ 138 million in the first quarter of 2001 which was already a record first quarter. This growth was principally achieved in the American municipal bond market (81.0% more than in the first quarter 2001), and to a lesser extent in the asset backed securities market (up 4.2%). The synergies between FSA and the rest of the group continue to be strong: the par insured for transactions realized jointly with another entity of Dexia now amounts to over USD 30 billion and has so far generated gross present value premiums of USD 150 million.

  Along with the good activity, the results for the business line held up very well. Thus, net income increased 9.3% over the comparable result in the fourth quarter of 2001, and is up 21.2% over the first quarter 2001 result.

millions of EUR	1st quarter 2002	4th quarter 2001 [1]	1st quarter 2001 [1]
Revenues	**467**	**467**	**311**
Operating expenses	**-169**	**-176**	**-116**
Cost of risk	**-11**	**-40**	**-8**
Operating Income	**287**	**251**	**187**
Net income	**200**	**183**	**165**
ROEE [6]	**24.3%**	**23.2%**	**24.8%**

- *Retail financial services* have borne the weight of a mediocre environment and a cautious attitude by customers not inclined to subscribe to products with strong added value for the bank. In addition, it should be remembered that Artesia's integration with Dexia Bank has focused the teams' attention on their objectives to reduce costs. This has somewhat weighed on the revenue levels for the business. In this context, the main factors in this environment were:

[4] If the goodwill relating to the share exchange offer on Dexia BIL shares (in 1999), the goodwill related to the acquisitions of FSA and Labouchère (in 2000), and the goodwill related to the acquisitions of Artesia BC, Kempen&Co and Financière Opale in 2001 had been activated and amortized over a period of 20 years, ROE would have totaled 10,1% in the 1st Quarter 2002, and 8.4% in the 4th quarter 2001.

[5] Excluding Germany; Artesia included and estimated at the end of March 2001.

- interest rates, reaching a historical low; this fall has not been reflected in rates on savings deposits (whose volume have slightly risen to EUR 19.9 billion), thus reducing the margin on this category of product;

- the negative influence of the interest rate environment on investments in the form of time deposits, in favor of eurobonds;
- the poor climate on the stock markets, which has been very unfavorable for the sale of mutual funds and unit linked life insurance.

In total, customer assets nevertheless grew, and stood at EUR 80.8 billion, a 2.2% increase over the assets at March 31, 2001 and up 0.8% since December 31, 2001, demonstrating customers' cautious attitude. Customer loans increased by 6.6% over one year and by 1.8% over the quarter, standing at EUR 21.1 billion.

In these circumstances, the results for the business declined, despite a good control of operating expenses, which went down in the first quarter of 2002. The return on allocated equity also fell from what it was a year earlier, particularly since Artesia's arrival in the group.

millions of EUR	1st quarter 2002	4th quarter 2001 [1]	1st quarter 2001 [1]
Revenues	**403**	**426**	**292**
Operating expenses	**-357**	**-358**	**-220**
Cost of risk	**-11**	**-9**	**-13**
Operating Income	**35**	**59**	**59**
Net income	**34**	**38**	**43**
ROEE [6]	**8.0%**	**8.4%**	**12.0%**

- In **Investment Management Services** (private banking, asset management, fund administration, equity related activities), business conditions were unfavorable, due to the poor performance of the equity markets in the first quarter of 2002. Besides, the business line is involved in a major cost cutting program, the effects of which were already very significant in the first quarter of 2002, and this program will continue according to the objectives. Lastly, Dexia Bank Nederland, resulting from the merger of Banque Labouchere and Kempen & Co, is actively working towards full integration. In particular, this will involve a plan to reduce the workforce – now approved by the staff representatives – affecting around 400 jobs, or nearly 30% of the workforce. This subsidiary, in addition, faces a specific difficulty concerning 'share leasing' products marketed in the Netherlands by several institutions, including the former Banque Labouchere under the brand name 'Legio'. These are savings plans invested in Amsterdam listed equities, funded through a medium term financing facility secured by the acquired shares. The total outstanding loans on this product amounted to EUR 4.2 billion at the end of March 2002. Following the decline in the Amsterdam stock exchange, some subscribers having a debt exceeding the value of their assets, have decided to challenge their contracts. Given this situation, a provision of EUR 25 million had been set aside in the 2001 accounts (raised to EUR 26.3 Million as at March 31st 2002). Moreover, these challenges which received publicity from, or are even encouraged by Dutch consumerist media, have created a climate which hinders Dexia Bank Nederland's business.

  In terms of activity, the various sectors of the business line have developed at different paces. Customer assets in the ***private banking*** business were EUR 37.3 billion at the end of March 2002, a very slight decrease over the amount at the end of December 2001. In ***asset management***, total assets under management rose to EUR 86.4 billion (2.9% more than at the end of 2001); this growth is a result of favorable market conditions as well as a net inflow of funds. In ***fund administration services***, *custody* volumes increased to EUR 125 billion at the end of March 2002, and the number of transactions carried out over the quarter grew 28% from the equivalent number in the first quarter 2001. The number of portfolios managed in *central administration* rose 36% in one year. Finally the

transactions carried out as a *transfer agent* increased to 1.26 million, 6% more than in the first quarter of 2001.

Despite mediocre markets and the difficult environment in the Netherlands, the results for the business stood higher than those of the fourth quarter of 2001, notably because of a considerable reduction in operating expenses (-10.5% in one quarter). This reduction was even better than planned, despite the high objectives set at the end of last year. As for the reduction of income for the quarter (EUR -32 million), it is almost exclusively at Dexia Bank Nederland (EUR -29 million).

millions of EUR	1st quarter 2002	4th quarter 2001 [1]	1st quarter 2001 [1]
Revenues	**271**	**303**	**301**
Operating expenses	**-179**	**-200**	**-145**
Cost of risk	**-2**	**-36**	**-1**
Operating Income	**90**	**67**	**155**
Net income	**65**	**29**	**104**
ROEE [6]	**43.5%**	**21.4%**	**69.5%**

- Lastly, ***capital markets and treasury activities,*** which supply all the support for Dexia's commercial business lines, had an excellent first quarter in 2002, with revenues 27% above those of the fourth quarter of 2001. Each of the segments for this activity has grown and contributed to this increase. This is particularly true of the money market desk which, in contrast to Dexia's second business line, benefited from the low interest rates environment. On the funding side, during the quarter, the group issued long term securities amounting to EUR 6.6 billion, more than half of which have AAA ratings.

millions of EUR	1st quarter 2002	4th quarter 2001 [1]	1st quarter 2001 [1]
Revenues	**164**	**129**	**89**
Operating expenses	**-46**	**-49**	**-30**
Cost of risk	**3**	**-22**	**1**
Operating income	**121**	**58**	**60**
Net income	**106**	**32**	**45**
ROEE [6]	**37.1%**	**10.3%**	**19.8%**

The first quarter 2002 results are in line with Dexia's objective to achieve a further growth of its earnings per share in 2002.